ANYFANS, INC.

(a Delaware corporation)

Form C-AR

Annual Report

April 30, 2023

TABLE OF CONTENTS

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FORM C-AR

Annual Report

Purpose of This Form

A company that has raised money using Regulation Crowdfunding is required to file an annual report with the Securities and Exchange Commission (SEC) and provide a copy to its investors. The annual report must include some, but not all, of the information provided in company's the original Form C. A regulation issued by the SEC, 17 CFR §227.201, specifies the information that must be included in a Form C. The annual report must include the information specified in paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), and (x) of that regulation.

Each heading below corresponds to one of those paragraphs. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	AnyFans, Inc. (the "Company" or "AnyFans")
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	October 21, 2021
Kind of Entity	Corporation
Street Address	555 Beachcomber Blvd, Unit B15 Lake Havasu, Arizona 86403
Website Address	https://AnyFans.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$1,290.00	$1,290.00
Cash & Equivalents	$1,290.00	$1,290.00
Account Receivable	$0.00	$0.00
Short-Term Debt	$0.00	$0.00
Long-Term Debt	$319,100.00	$319,000.00
Revenues/Sales	$0.00	$0.00

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Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$348,810.00	-$348,810.00

Did the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____x_____

§227.201(b) – Directors and Officers

Name: Joshua Luke		
All positions with the Company and How Long for Each Position	**Position:** CEO, Founder & President	**How Long:** 2 years
Business Experience During Last Three Years (Brief Description)	Please refer to Exhibit C: Director and Officer Work History.	
Principal Occupation During Last Three Years	Please refer to Exhibit C: Director and Officer Work History.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

The only person who owns more than 20% of the voting power of the Company is Joshua Luke.

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§227.201(d) – The Company's Business and Business Plan

Please refer to Exhibit D, Business Description & Plan.

§227.201(e) – Number of Employees

The Company currently has 16 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of the Securities

Overview

In its offerings using Regulation Crowdfunding, the Company offered and sold Simple Agreements for Future Equity, or "SAFEs." The principal terms of our outstanding SAFEs are described below.

Conversion on Future Equity Raise

If the Company raises at least $2M in the future from the sale of its stock (common or preferred), then the SAFE will convert into that same type of stock, but at a discount. If you participate in the first $250,000 of this Offering your discount will be 18% while if you participate afterward your discount will be 15%.

> EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $3M by selling a Series A Preferred Stock at $10 per share. Your SAFE will convert to shares of Series A Preferred Stock. If you participated in the first $250,000 of this Offering, your SAFE will convert at $8.20 per share. Hence, having invested $5,000, you will receive 610 shares.

Conversion on Sale or IPO

If the Company is sold or goes public, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at the fair market value of the common stock as implied by the sale.

> EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, before we have raised at least $2M of additional capital, the Company is sold for a price that implies that the fair market value of our common stock is $15 per share. Suppose you participated in the first $250,000 of this Offering. If your SAFE converted to common stock, you would receive 407 shares. Therefore, you will receive in the sale the greater of $5,000 or the amount payable with respect to 407 shares of common stock.

Liquidation

If the Company liquidates before it raises at least $2M of capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

Limits on Transfer

Your SAFE may not be transferred without the Company's consent.

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Irrevocable Proxy

Each Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, appointed XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

- Direct the voting of all securities purchased through wefunder.com;
- Direct the exercise of all voting and other rights of investor with respect to the Company's securities; and
- Direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority.

Such Proxy is irrevocable. If an Investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such Investor.

Modification of SAFEs

The SAFEs may be modified by written consent of the Company and either:

- The Investor or;
- The majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
  - The Purchase Amount may not be amended, waived or modified in this manner,
  - The consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and
  - such amendment, waive or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

Pursuant to authorization in the Investor Agreement between each investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the Investment contract between the Company and an Investor:

- Wefunder Portal may amend the terms of an Investment contract, provided that the amended terms are more favorable to the Investor than the original terms; and
- Wefunder Portal may reduce the amount of an Investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Who Controls the Company

As the owner of all the Company's voting stock and its Chief Executive Officer, Mr. Luke exercises complete control over the Company.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs do not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

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Other Classes of Securities

Other than the SAFEs, the Company has only one class of securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Class A Voting Common Stock	500,000	Voting

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Joshua Luke	$319,000	0.00%	N/A	Pursuant to the Note, the loan is due on demand.
	$_____	_____%		
	$_____	_____%		
	$_____	_____%		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $15,000 in total.

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§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
1/1/2022	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 __x__ Other	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note ____ Other	$30,900	General Operations
3/6/2022	__x__ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note __X__ SAFE	$150,000	General Operations
9/2022	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 __x__ Reg CF	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note __X__ SAFE	$184,803	General Operations
2/2023	__x__ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note __X_ SAFE	$35,000	General Operations
03/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 __x__ Reg CF	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note __X_ SAFE	$2,750	General Operations

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§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Personal contribution of Founder & CEO	1/1/2022	Joshua Luke	CEO & Founder	$30,900
Personal contribution of Founder & CEO	3/6/2022	Joshua Luke	CEO & Founder	$150,000
Loan	1/9/2023	Joshua Luke	CEO & Founder	$287,200

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

This is the first year for which the Company has been required to file reports under Regulation Crowdfunding.

§227.201(s) – The Company's Financial Condition

Liquidity & Capital Resources

To date, the company has been financed with approximately $500,000 by the founder and approximately $215,000 from investors.

We will require additional financing to execute our business plan. We are in discussions with certain investor groups but have not yet obtained any binding commitments.

Historical Results of Operations

Our company was organized in October 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

The Company has not yet recognized any revenues.

From inception through 12/31/2022 the Company has recognized a net loss of $560,000.

Changes and Trends

In 2023, the AnyFans app was re-named as the AF Social app and will be re-branded and re-launched in Fall 2023.

ANYFANS, INC.

Form C-AR

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DATED: May 2, 2023

ANYFANS, INC.

DocuSigned by:

By Joshua Luke ______________________
9E9ECF0921E84C1...
Josh Luke, CEO

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Joshua Luke ______________________ DATE: May 2, 2023
9E9ECF0921E84C1...
Josh Luke, CEO and Sole Director

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